Financial News

CIBC ANNOUNCES FOURTH QUARTER AND FISCAL 2017 RESULTS

CIBC’s 2017 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – November 30, 2017 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2017.

Fourth quarter highlights

	Q4/17	Q4/16	Q3/17	YoY Variance	QoQ Variance
Reported Net Income	$1,164 million	$931 million	$1,097 million	+25%	+6%
Adjusted Net Income (1)	$1,263 million	$1,041 million	$1,166 million	+21%	+8%
Reported Diluted Earnings Per Share (EPS)	$2.59	$2.32	$2.60	+12%	-
Adjusted Diluted EPS (1)	$2.81	$2.60	$2.77	+8%	+1%
Reported Return on Common Shareholders’ Equity (ROE)	15.8%	16.8%	16.3%
Adjusted ROE (1)	17.2%	18.8%	17.3%
Basel III Common Equity Tier 1 Ratio (all-in basis)	10.6%	11.3%	10.4%
(1)	For additional information, see the “Non-GAAP measures” section.

CIBC’s results for the fourth quarter of 2017 were affected by the following items of note aggregating to a negative impact of $0.22 per share:

•	$98 million ($71 million after-tax, or $0.15 per share) in fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial;
•	$46 million ($29 million after-tax, or $0.07 per share) in transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisition of The PrivateBank and Geneva Advisors;
•	$19 million ($12 million after-tax, or $0.03 per share) amortization of intangible assets; and
•	$18 million ($13 million after-tax, or $0.03 per share) reduction in the portion of the collective allowance recognized in Corporate and Other.

For the year ended October 31, 2017, CIBC reported net income of $4,718 million and adjusted net income(1) of $4,665 million, compared with reported net income of $4,295 million and adjusted net income(1) of $4,104 million for 2016.

The following table summarizes our strong performance in 2017 against our key financial measures and targets:

Financial Measure	Target	2017 Reported Results	2017 Adjusted Results (1)
Diluted EPS growth	5%+ on average, annually	$11.24, up 5% from 2016	$11.11, up 9% from 2016
ROE	15%+	18.3%	18.1%
Efficiency ratio	55% run rate by 2019	58.8%, an improvement of 90 basis points from 2016	57.2%, an improvement of 80 basis points from 2016
Basel III CET1 ratio	Strong buffer to regulatory minimum	10.6%
Dividend payout ratio	40%-50%	45.6%	46.2%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 81.6% Banks Index – 103.6%
(1)	For additional information, see the “Non-GAAP measures” section.

“In 2017, CIBC delivered record net income driven by strong performance across all of our strategic business units, as well as our acquisition of The PrivateBank,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “As we marked our 150th anniversary, we made excellent progress in the year, embedding a client-first culture, creating a strong cross-border platform and enhancing value for our shareholders. Looking forward, we are well positioned to continue to deliver sustainable growth to our shareholders.”

Core business performance

F2017 Financial Highlights

(C$ million)	F2017	F2016 (1)	YoY Variance
Canadian Personal and Small Business Banking
Reported Net Income	$2,420	$2,160	up 12%
Adjusted Net Income (2)	$2,250	$2,135	up 5%

Canadian Commercial Banking and Wealth Management
Reported Net Income	$1,138	$991	up 15%
Adjusted Net Income (2)	$1,139	$993	up 15%

U.S. Commercial Banking and Wealth Management
Reported Net Income	$203	$87	up 133%
Adjusted Net Income (2)	$222	$93	up 139%

Capital Markets
Reported Net Income	$1,090	$992	up 10%
Adjusted Net Income (2)	$1,090	$1,020	up 7%
(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the 2017 Annual Report for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2017, CIBC maintained its capital strength, competitive productivity and sound risk management practices:

•	CIBC’s capital ratios were strong, with a Basel III CET1 ratio of 10.6% as noted above, and Tier 1 and Total capital ratios of 12.1% and 13.8% respectively, at October 31, 2017;
•	Market risk, as measured by average Value-at-Risk, was $6.5 million in 2017 compared with $5.8 million in 2016; and
•	We continued to have strong credit performance, with CIBC’s loan loss ratio of 25 basis points compared with 31 basis points in 2016.

Making a difference in our Communities

CIBC is committed to investing in the social and economic development of communities across Canada. During the fourth quarter of 2017, CIBC:

•	Celebrated 21 years as title sponsor of the Canadian Cancer Society CIBC Run for the Cure and helped raise $17 million, including $3 million contributed by Team CIBC, for support programs and innovative breast cancer research;
•	Partnered with the Toronto 2017 Invictus Games as Signature Sponsor of Team Canada and the Games’ Alumni Program; and
•	Continued our multi-year sponsorship of the Canadian Hockey League by introducing a financial literacy program for players of CIBC’s 23 sponsored teams.

CIBC Fourth Quarter 2017 News Release	2

Fourth quarter financial highlights

			As at or for the three months ended		As at or for the twelve months ended
	Unaudited	2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31	2017 Oct. 31 (1)	2016 Oct. 31
	Financial results ($ millions)
	Net interest income	$2,464	$2,276	$2,110	$8,977	$8,366
	Non-interest income	1,805	1,828	1,571	7,303	6,669
	Total revenue	4,269	4,104	3,681	16,280	15,035
	Provision for credit losses	229	209	222	829	1,051
	Non-interest expenses	2,570	2,452	2,347	9,571	8,971
	Income before income taxes	1,470	1,443	1,112	5,880	5,013
	Income taxes	306	346	181	1,162	718
	Net income	$1,164	$1,097	$931	$4,718	$4,295
	Net income attributable to non-controlling interests	5	4	4	19	20
	Preferred shareholders	24	9	10	52	38
	Common shareholders	1,135	1,084	917	4,647	4,237
	Net income attributable to equity shareholders	$1,159	$1,093	$927	$4,699	$4,275
	Financial measures
	Reported efficiency ratio	60.2%	59.7%	63.8%	58.8%	59.7%
	Adjusted efficiency ratio (2)	56.5%	57.3%	58.2%	57.2%	58.0%
	Loan loss ratio (3)	0.23%	0.24%	0.27%	0.25%	0.31%
	Reported return on common shareholders’ equity	15.8%	16.3%	16.8%	18.3%	19.9%
	Adjusted return on common shareholders’ equity (2)	17.2%	17.3%	18.8%	18.1%	19.0%
	Net interest margin	1.72%	1.66%	1.59%	1.66%	1.64%
	Net interest margin on average interest-earning assets	1.92%	1.85%	1.81%	1.85%	1.88%
	Return on average assets	0.81%	0.80%	0.70%	0.87%	0.84%
	Return on average interest-earning assets	0.91%	0.89%	0.80%	0.97%	0.96%
	Total shareholder return	6.19%	(0.65)%	2.54%	18.30%	5.19%
	Reported effective tax rate	20.8%	24.0%	16.2%	19.8%	14.3%
	Adjusted effective tax rate (2)	21.8%	24.1%	17.5%	20.3%	16.6%
Common share information
Per share ($)	- basic earnings	$2.60	$2.61	$2.32	$11.26	$10.72
	- reported diluted earnings	2.59	2.60	2.32	11.24	10.70
	- adjusted diluted earnings (2)	2.81	2.77	2.60	11.11	10.22
	- dividends	1.30	1.27	1.21	5.08	4.75
	- book value	66.55	64.29	56.59	66.55	56.59
Share price ($)	- high	114.01	109.57	104.46	119.86	104.46
	- low	104.10	104.87	97.51	97.76	83.33
	- closing	113.56	108.22	100.50	113.56	100.50
Shares outstanding (thousands)	- weighted-average basic (4)(5)	437,109	415,561	395,181	412,636	395,389
	- weighted-average diluted (4)	438,556	416,385	395,750	413,563	395,919
	- end of period (4)(5)	439,313	436,059	397,070	439,313	397,070
Market capitalization ($ millions)		$49,888	$47,190	$39,906	$49,888	$39,906
	Value measures
	Dividend yield (based on closing share price)	4.5%	4.7%	4.8%	4.5%	4.7%
	Reported dividend payout ratio	50.1%	50.9%	52.2%	45.6%	44.3%
	Adjusted dividend payout ratio (2)	46.1%	47.8%	46.6%	46.2%	46.4%
	Market value to book value ratio	1.71	1.68	1.78	1.71	1.78
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$107,571	$108,297	$101,588	$107,571	$101,588
	Loans and acceptances, net of allowance	365,558	358,993	319,781	365,558	319,781
	Total assets	565,264	560,912	501,357	565,264	501,357
	Deposits	439,706	439,357	395,647	439,706	395,647
	Common shareholders’ equity	29,238	28,036	22,472	29,238	22,472
	Average assets	568,905	543,138	527,702	542,365	509,140
	Average interest-earning assets	510,038	486,949	462,970	485,837	445,134
	Average common shareholders’ equity	28,471	26,447	21,763	25,393	21,275
	Assets under administration (AUA) (6)(7)	2,192,947	2,105,626	2,041,887	2,192,947	2,041,887
	Assets under management (AUM) (7)	221,571	201,275	183,715	221,571	183,715
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA	$203,321	$198,459	$168,996	$203,321	$168,996
	Tier 1 capital RWA	203,321	198,686	169,322	203,321	169,322
	Total capital RWA	203,321	198,867	169,601	203,321	169,601
	Capital ratios
	CET1 ratio	10.6%	10.4%	11.3%	10.6%	11.3%
	Tier 1 capital ratio	12.1%	11.9%	12.8%	12.1%	12.8%
	Total capital ratio	13.8%	13.7%	14.8%	13.8%	14.8%
	Basel III leverage ratio
	Leverage ratio exposure ($ millions)	$610,353	$602,314	$545,480	$610,353	$545,480
	Leverage ratio	4.0%	3.9%	4.0%	4.0%	4.0%
	Liquidity coverage ratio (LCR)	120%	125%	124%	n/a	n/a
	Other information
	Full-time equivalent employees	44,928	45,685	43,213	44,928	43,213
(1)	Includes the results of CIBC Bank USA following the completion of the acquisition on June 23, 2017. The results of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management strategic business unit. See the “External reporting changes” section of the 2017 Annual Report for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(4)	Excludes 2,010,890 common shares which are issued and outstanding but which have not been acquired by a third party as at October 31, 2017 (July 31, 2017: 2,010,890; October 31, 2016: nil). These shares were issued as a component of our acquisition of The PrivateBank. These shares are currently held on behalf of CIBC, and may be cancelled at CIBC’s discretion.
(5)	Excludes 190,285 unvested restricted shares as at October 31, 2017 (July 31, 2017: 190,789; October 31, 2016: nil).
(6)	Includes the full amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,723.9 billion (July 31, 2017: $1,681.3 billion; October 31, 2016: $1,640.2 billion).
(7)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

CIBC Fourth Quarter 2017 News Release	3

Review of Canadian Personal and Small Business Banking fourth quarter results

$ millions, for the three months ended	2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31 (1)

Revenue
Personal and small business banking	$2,086	$2,028	$1,981
Other	7	11	24

Total revenue	2,093	2,039	2,005
Provision for credit losses	183	190	189
Non-interest expenses	1,161	1,085	1,056

Income before income taxes	749	764	760
Income taxes	198	203	201

Net income	$551	$561	$559

Net income attributable to:
Equity shareholders (a)	$551	$561	$559

Efficiency ratio	55.5%	53.2%	52.7%
Return on equity (2)	57.8%	61.7%	58.2%
Charge for economic capital (2) (b)	$(93)	$(89)	$(94)
Economic profit (2) (a+b)	$458	$472	$465
Full-time equivalent employees	14,709	15,127	15,501

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the 2017 Annual Report for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.

Net income was $551 million, down $8 million from the fourth quarter of 2016. Adjusted net income (2) was $623 million, up $63 million from the fourth quarter of 2016.

Revenue of $2,093 million was up $88 million from the fourth quarter of 2016. Personal and small business banking revenue increased primarily due to volume growth across most products.

Provision for credit losses of $183 million was down $6 million from the fourth quarter of 2016, mainly due to a lower loss rate, partially offset by growth in the personal lending and card portfolios.

Non-interest expenses of $1,161 million were up $105 million from the fourth quarter of 2016, mainly due to fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial, shown as an item of note.

Review of Canadian Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31 (1)

Revenue
Commercial banking	$348	$333	$312
Wealth management	574	570	534

Total revenue	922	903	846
Provision for (reversal of) credit losses	11	(3)	18
Non-interest expenses	520	508	481

Income before income taxes	391	398	347
Income taxes	104	107	93

Net income	$287	$291	$254

Net income attributable to:
Equity shareholders (a)	$287	$291	$254

Efficiency ratio	56.4%	56.4%	56.9%
Return on equity (2)	37.1%	38.4%	33.4%
Charge for economic capital (2) (b)	$(76)	$(73)	$(74)
Economic profit (2) (a+b)	$211	$218	$180
Full-time equivalent employees	5,081	5,090	4,986

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the 2017 Annual Report for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $287 million, up $33 million from the fourth quarter of 2016. Adjusted net income(2) was $288 million, up $34 million from the fourth quarter of 2016.

Revenue of $922 million was up $76 million from the fourth quarter of 2016, driven by strong deposit and lending growth in our commercial banking business. In addition, wealth management revenue benefitted from growth in AUA and AUM, driven by market appreciation and strong net sales of long-term mutual funds.

Non-interest expenses of $520 million were up $39 million from the fourth quarter of 2016, primarily due to higher performance-based and employee-related compensation.

CIBC Fourth Quarter 2017 News Release	4

Review of U.S. Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31 (1)

Revenue
Commercial banking	$283	$150	$49
Wealth management	115	80	57
Other	24	9	-

Total revenue (2)	422	239	106
Provision for credit losses	48	34	-
Non-interest expenses	235	154	77

Income before income taxes	139	51	29
Income taxes (2)	32	10	6

Net income	$107	$41	$23

Net income attributable to:
Equity shareholders (a)	$107	$41	$23

Efficiency ratio	55.7%	64.3%	73.3%
Return on equity (3)	6.4%	5.2%	19.0%
Charge for economic capital (3) (b)	$(156)	$(76)	$(12)
Economic profit (3) (a+b)	$(49)	$(35)	$11
Full-time equivalent employees	1,753	1,734	310

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the 2017 Annual Report for additional details.
(2)	Revenue and income taxes are reported on a taxable equivalent basis (TEB). Accordingly, revenue and income taxes include a TEB adjustment of $1 million for the quarter ended October 31, 2017 (July 31, 2017: $1 million; October 31, 2016: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $107 million, up $84 million from the fourth quarter of 2016. Adjusted net income(3) was $119 million, up $95 million from the fourth quarter of 2016.

Revenue of $422 million was up $316 million from the fourth quarter of 2016, reflecting a full quarter of strong performance from The PrivateBank, which rebranded during the quarter to CIBC Bank USA. Revenue for the quarter included $31 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note.

Provision for credit losses of $48 million included $35 million of collective allowance for new loan originations and renewals of acquired loans relating to CIBC Bank USA, shown as an item of note.

Non-interest expenses of $235 million were up $158 million from the fourth quarter of 2016, primarily due to the inclusion of the results of CIBC Bank USA.

Review of Capital Markets fourth quarter results

$ millions, for the three months ended	2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31(1)

Revenue
Global markets	$299	$362	$366
Corporate and investment banking	326	318	265
Other	(3)	(1)	(5)

Total revenue (2)	622	679	626
Provision for credit losses	-	1	-
Non-interest expenses	320	340	308

Income before income taxes	302	338	318
Income taxes (2)	80	86	63

Net income	$222	$252	$255

Net income attributable to:
Equity shareholders (a)	$222	$252	$255

Efficiency ratio	51.3%	50.0%	49.3%
Return on equity (3)	30.0%	33.3%	31.0%
Charge for economic capital (3) (b)	$(72)	$(74)	$(80)
Economic profit (3) (a+b)	$150	$178	$175
Full-time equivalent employees	1,314	1,327	1,260

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the 2017 Annual Report for additional details.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $37 million for the quarter ended October 31, 2017 (July 31, 2017: $20 million; October 31, 2016: $97 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $222 million, compared with net income of $255 million for the fourth quarter of 2016. Adjusted net income(3) for the quarter was $222 million, compared with $262 million for the fourth quarter of 2016.

Revenue of $622 million was down $4 million from the fourth quarter of 2016. In global markets, lower equity and commodities trading revenue was partially offset by higher foreign exchange trading revenue. In corporate and investment banking, higher investment portfolio gains, debt underwriting and corporate banking revenue were partially offset by lower equity underwriting revenue.

Non-interest expenses of $320 million were up $12 million from the fourth quarter of 2016, largely due to higher spending on strategic initiatives.

CIBC Fourth Quarter 2017 News Release	5

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31 (1)

Revenue
International banking	$183	$183	$176
Other	27	61	(78)

Total revenue (2)	210	244	98
Provision for (reversal of) credit losses	(13)	(13)	15
Non-interest expenses	334	365	425

Loss before income taxes	(111)	(108)	(342)
Income taxes (2)	(108)	(60)	(182)

Net loss	$(3)	$(48)	$(160)

Net income (loss) attributable to:
Non-controlling interests	$5	$4	$4
Equity shareholders	(8)	(52)	(164)

Full-time equivalent employees	22,071	22,407	21,156

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the 2017 Annual Report for additional details.
(2)	Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $38 million for the quarter ended October 31, 2017 (July 31, 2017: $21 million; October 31, 2016: $97 million).
(3)	For additional information, see the “Non-GAAP measures” section.

Net loss for the quarter was $3 million, compared with a net loss of $160 million in the same quarter last year, primarily due to higher revenue and lower non-interest expenses. Adjusted net income(3) for the quarter was $11 million, compared with a net loss of $59 million for the prior year quarter.

Revenue of $210 million was up $112 million from the fourth quarter of 2016, primarily due to higher Treasury revenue and a lower TEB revenue adjustment.

Reversal of credit losses was $13 million compared with a provision for credit losses of $15 million in the fourth quarter of 2016. Adjusting for the reduction in the collective allowance shown as an item of note, provision for credit losses was $5 million for the quarter, down $10 million from the fourth quarter of 2016.

Non-interest expenses of $334 million were down $91 million from the fourth quarter of 2016, as the prior year included higher restructuring charges primarily relating to employee severance, shown as an item of note.

Income tax benefit was down $74 million from the fourth quarter of 2016, mainly due to a lower loss and a lower TEB adjustment.

CIBC Fourth Quarter 2017 News Release	6

Consolidated balance sheet

$ millions, as at October 31	2017 (1)	2016

ASSETS
Cash and non-interest-bearing deposits with banks	$3,440	$3,500

Interest-bearing deposits with banks	10,712	10,665

Securities
Trading	50,679	49,915
Available-for-sale (AFS) and held-to-maturity (HTM)	42,592	37,253
Designated at fair value (FVO)	148	255
	93,419	87,423

Cash collateral on securities borrowed	5,035	5,433

Securities purchased under resale agreements	40,383	28,377

Loans
Residential mortgages	207,271	187,298
Personal	40,937	38,041
Credit card	12,378	12,332
Business and government	97,766	71,437
Allowance for credit losses	(1,618)	(1,691)
	356,734	307,417
Other
Derivative instruments	24,342	27,762
Customers’ liability under acceptances	8,824	12,364
Land, buildings and equipment	1,783	1,898
Goodwill	5,367	1,539
Software and other intangible assets	1,978	1,410
Investments in equity-accounted associates and joint ventures	715	766
Deferred tax assets	727	771
Other assets	11,805	12,032
	55,541	58,542
	$565,264	$501,357
LIABILITIES AND EQUITY
Deposits
Personal	$159,327	$148,081
Business and government	225,622	190,240
Bank	13,789	17,842
Secured borrowings	40,968	39,484
	439,706	395,647
Obligations related to securities sold short	13,713	10,338

Cash collateral on securities lent	2,024	2,518

Obligations related to securities sold under repurchase agreements	27,971	11,694

Other
Derivative instruments	23,271	28,807
Acceptances	8,828	12,395
Deferred tax liabilities	30	21
Other liabilities	15,275	12,898
	47,404	54,121
Subordinated indebtedness	3,209	3,366

Equity
Preferred shares	1,797	1,000
Common shares	12,548	8,026
Contributed surplus	137	72
Retained earnings	16,101	13,584
Accumulated other comprehensive income (AOCI)	452	790

Total shareholders’ equity	31,035	23,472
Non-controlling interests	202	201

Total equity	31,237	23,673
	$565,264	$501,357
(1)	Includes the balances of CIBC Bank USA following the completion of the acquisition on June 23, 2017. See Note 3 of the 2017 Annual Report for additional details.

CIBC Fourth Quarter 2017 News Release	7

Consolidated statement of income

	For the three months ended				For the twelve months ended
$ millions, except as noted	2017 Oct. 31	2017 Jul. 31	(1)	2016 Oct. 31	2017 Oct. 31	(1)	2016 Oct. 31
Interest income
Loans	$3,143	$2,802		$2,531	$11,028		$9,833
Securities	479	441		457	1,890		1,774
Securities borrowed or purchased under resale agreements	148	129		90	495		329
Deposits with banks	55	46		37	180		156
	3,825	3,418		3,115	13,593		12,092
Interest expense
Deposits	1,174	974		878	3,953		3,215
Securities sold short	64	49		45	226		199
Securities lent or sold under repurchase agreements	73	77		36	254		127
Subordinated indebtedness	38	34		35	142		137
Other	12	8		11	41		48
	1,361	1,142		1,005	4,616		3,726
Net interest income	2,464	2,276		2,110	8,977		8,366
Non-interest income
Underwriting and advisory fees	116	124		103	452		446
Deposit and payment fees	214	211		207	843		832
Credit fees	199	199		166	744		638
Card fees	119	110		125	463		470
Investment management and custodial fees	284	261		233	1,034		882
Mutual fund fees	396	399		378	1,573		1,462
Insurance fees, net of claims	107	107		97	427		396
Commissions on securities transactions	86	82		83	349		342
Trading income (loss)	47	93		(32)	226		(88)
AFS securities gains, net	37	30		6	143		73
FVO gains (losses), net	(7)	7		10	1		17
Foreign exchange other than trading	59	74		53	252		367
Income from equity-accounted associates and joint ventures	26	29		24	101		96
Other	122	102		118	695		736
	1,805	1,828		1,571	7,303		6,669
Total revenue	4,269	4,104		3,681	16,280		15,035
Provision for credit losses	229	209		222	829		1,051
Non-interest expenses
Employee compensation and benefits	1,316	1,324		1,292	5,198		4,982
Occupancy costs	215	205		209	822		804
Computer, software and office equipment	450	418		393	1,630		1,398
Communications	78	81		75	317		319
Advertising and business development	89	76		77	282		269
Professional fees	71	72		61	229		201
Business and capital taxes	26	24		18	96		68
Other	325	252		222	997		930
	2,570	2,452		2,347	9,571		8,971
Income before income taxes	1,470	1,443		1,112	5,880		5,013
Income taxes	306	346		181	1,162		718
Net income	$1,164	$1,097		$931	$4,718		$4,295
Net income attributable to non-controlling interests	$5	$4		$4	$19		$20
Preferred shareholders	$24	$9		$10	$52		$38
Common shareholders	1,135	1,084		917	4,647		4,237
Net income attributable to equity shareholders	$1,159	$1,093		$927	$4,699		$4,275
Earnings per share (in dollars)
Basic	$2.60	$2.61		$2.32	$11.26		$10.72
Diluted	2.59	2.60		2.32	11.24		10.70
Dividends per common share (in dollars)	1.30	1.27		1.21	5.08		4.75
(1)	Includes the results of CIBC Bank USA following the completion of the acquisition on June 23, 2017. See Note 3 of the 2017 Annual Report for additional details.

CIBC Fourth Quarter 2017 News Release	8

Consolidated statement of comprehensive income

	For the three months ended			For the twelve months ended
$ millions	2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31	2017 Oct. 31 (1)	2016 Oct. 31
Net income	$1,164	$1,097	$931	$4,718	$4,295
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	1,084	(2,643)	606	(1,148)	487
Net (gains) losses on investments in foreign operations reclassified to net income	-	-	-	-	(272)
Net gains (losses) on hedges of investments in foreign operations	(653)	1,586	(383)	772	(257)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	-	-	-	121
	431	(1,057)	223	(376)	79
Net change in AFS securities
Net gains (losses) on AFS securities	6	(23)	14	6	125
Net (gains) losses on AFS securities reclassified to net income	(30)	(19)	(5)	(107)	(58)
	(24)	(42)	9	(101)	67
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	20	(20)	8	70	13
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(14)	1	(11)	(60)	(12)
	6	(19)	(3)	10	1
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(125)	203	55	139	(390)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(3)	(1)	(3)	(10)	(5)
Total OCI (2)	285	(916)	281	(338)	(248)
Comprehensive income	$1,449	$181	$1,212	$4,380	$4,047
Comprehensive income attributable to non-controlling interests	$5	$4	$4	$19	$20
Preferred shareholders	$24	$9	$10	$52	$38
Common shareholders	1,420	168	1,198	4,309	3,989
Comprehensive income attributable to equity shareholders	$1,444	$177	$1,208	$4,361	$4,027
(1)	Includes the results of CIBC Bank USA following the completion of the acquisition on June 23, 2017. See Note 3 of the 2017 Annual Report for additional details.
(2)	Includes $7 million of losses for the quarter ended October 31, 2017 (July 31, 2017: $11 million of losses; October 31, 2016: $2 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the twelve months ended
$ millions	2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31	2017 Oct. 31 (1)	2016 Oct. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(34)	$89	$(19)	$42	$(17)
Net (gains) losses on investments in foreign operations reclassified to net income	-	-	-	-	37
Net gains (losses) on hedges of investments in foreign operations	136	(343)	69	(170)	128
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	-	-	-	(26)
	102	(254)	50	(128)	122
Net change in AFS securities
Net gains (losses) on AFS securities	(8)	5	(6)	(23)	(24)
Net (gains) losses on AFS securities reclassified to net income	7	11	1	36	15
	(1)	16	(5)	13	(9)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(5)	7	(3)	(23)	(5)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	5	-	4	22	5
	-	7	1	(1)	-
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	42	(73)	(13)	(54)	149
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	1	1	-	4	1
	$144	$(303)	$33	$ (166)	$263
(1)	Includes the results of CIBC Bank USA following the completion of the acquisition on June 23, 2017. See Note 3 of the 2017 Annual Report for additional details.

CIBC Fourth Quarter 2017 News Release	9

Consolidated statement of changes in equity

	For the three months ended			For the twelve months ended
$ millions	2017 Oct. 31	2017 Jul. 31(1)	2016 Oct. 31	2017 Oct. 31(1)	2016 Oct. 31
Preferred shares
Balance at beginning of period	$1,796	$1,000	$1,000	$1,000	$1,000
Issue of preferred shares	-	800	-	800	-
Treasury shares	1	(4)	-	(3)	-
Balance at end of period	$1,797	$1,796	$1,000	$1,797	$1,000
Common shares
Balance at beginning of period	$12,197	$8,509	$7,806	$8,026	$7,813
Issued pursuant to the acquisition of The PrivateBank	-	3,443	-	3,443	-
Issued pursuant to the acquisition of Geneva Advisors	126	-	-	126	-
Other issue of common shares	241	224	212	957	273
Purchase of common shares for cancellation	-	-	-	-	(61)
Treasury shares	(16)	21	8	(4)	1
Balance at end of period	$12,548	$12,197	$8,026	$12,548	$8,026
Contributed surplus
Balance at beginning of period	$137	$65	$73	$72	$76
Issue of replacement equity-settled awards pursuant to the acquisition of The PrivateBank	-	72	-	72	-
Stock options and restricted shares expense	3	3	2	7	5
Stock options exercised	(3)	(4)	(2)	(15)	(9)
Other	-	1	(1)	1	-
Balance at end of period	$137	$137	$72	$137	$72
Retained earnings
Balance at beginning of period	$15,535	$15,011	$13,145	$13,584	$11,433
Net income attributable to equity shareholders	1,159	1,093	927	4,699	4,275
Dividends
Preferred	(24)	(9)	(10)	(52)	(38)
Common	(569)	(551)	(478)	(2,121)	(1,879)
Premium on purchase of common shares for cancellation	-	-	-	-	(209)
Other	-	(9)	-	(9)	2
Balance at end of period	$16,101	$15,535	$13,584	$16,101	$13,584
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$307	$1,364	$891	$1,114	$1,035
Net change in foreign currency translation adjustments	431	(1,057)	223	(376)	79
Balance at end of period	$738	$307	$1,114	$738	$1,114
Net gains (losses) on AFS securities
Balance at beginning of period	$84	$126	$152	$161	$94
Net change in AFS securities	(24)	(42)	9	(101)	67
Balance at end of period	$60	$84	$161	$60	$161
Net gains (losses) on cash flow hedges
Balance at beginning of period	$27	$46	$26	$23	$22
Net change in cash flow hedges	6	(19)	(3)	10	1
Balance at end of period	$33	$27	$23	$33	$23
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(244)	$(447)	$(563)	$(508)	$(118)
Net change in post-employment defined benefit plans	(125)	203	55	139	(390)
Balance at end of period	$(369)	$(244)	$(508)	$(369)	$(508)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(7)	$(6)	$3	$-	$5
Net change attributable to changes in credit risk	(3)	(1)	(3)	(10)	(5)
Balance at end of period	$(10)	$(7)	$-	$(10)	$-
Total AOCI, net of income tax	$452	$167	$790	$452	$790
Non-controlling interests
Balance at beginning of period	$190	$208	$188	$201	$193
Net income attributable to non-controlling interests	5	4	4	19	20
Dividends	-	(4)	-	(8)	(19)
Other	7	(18)	9	(10)	7
Balance at end of period	$202	$190	$201	$202	$201
Equity at end of period	$31,237	$30,022	$23,673	$31,237	$23,673
(1)	Includes the results of CIBC Bank USA following the completion of the acquisition on June 23, 2017. See Note 3 of the 2017 Annual Report for additional details.

CIBC Fourth Quarter 2017 News Release	10

Consolidated statement of cash flows

	For the three months ended			For the twelve months ended
$ millions	2017 Oct. 31	2017 Jul. 31(1)(2)	2016 Oct. 31(2)	2017 Oct. 31(1)(2)	2016 Oct. 31(2)
Cash flows provided by (used in) operating activities
Net income	$1,164	$1,097	$931	$4,718	$4,295
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	229	209	222	829	1,051
Amortization and impairment (3)	152	143	129	542	462
Stock options and restricted shares expense	3	3	2	7	5
Deferred income taxes	30	125	14	21	(20)
AFS securities losses (gains), net	(37)	(30)	(6)	(143)	(73)
Net losses (gains) on disposal of land, buildings and equipment	1	(3)	(11)	(305)	(72)
Other non-cash items, net	(32)	37	(93)	(15)	(692)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	4,998	(4,481)	(479)	394	4,919
Loans, net of repayments	(7,392)	(7,926)	(9,003)	(30,547)	(27,464)
Deposits, net of withdrawals	(938)	2,721	6,277	18,407	28,440
Obligations related to securities sold short	1,131	(511)	905	3,375	532
Accrued interest receivable	(144)	155	(49)	(34)	(98)
Accrued interest payable	152	(120)	194	90	(72)
Derivative assets	2,097	(625)	768	3,588	(1,425)
Derivative liabilities	(4,881)	3,787	(1,386)	(5,549)	(232)
Trading securities	(2,606)	12,204	(746)	(764)	(3,734)
FVO securities	(5)	11	7	107	12
Other FVO assets and liabilities	(234)	52	15	1,071	807
Current income taxes	(17)	(1,227)	(20)	(1,063)	8
Cash collateral on securities lent	(37)	359	(212)	(494)	1,089
Obligations related to securities sold under repurchase agreements	5,418	(1,607)	1,056	16,277	2,780
Cash collateral on securities borrowed	831	828	(116)	398	(2,188)
Securities purchased under resale agreements	273	(2,058)	2,766	(10,556)	1,712
Other, net	1,842	(1,356)	1,409	2,103	169
	1,998	1,787	2,574	2,457	10,211
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	-	-	1,000
Redemption/repurchase/maturity of subordinated indebtedness	-	(35)	(14)	(55)	(1,514)
Issue of preferred shares, net of issuance cost	-	792	-	792	-
Issue of common shares for cash	38	33	46	194	100
Purchase of common shares for cancellation	-	-	-	-	(270)
Net sale (purchase) of treasury shares	(15)	17	8	(7)	1
Dividends paid	(393)	(373)	(324)	(1,425)	(1,753)
	(370)	434	(284)	(501)	(2,436)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(8,975)	(12,074)	(6,380)	(37,864)	(31,625)
Proceeds from sale of AFS securities	1,923	4,224	1,755	18,787	10,750
Proceeds from maturity of AFS securities	4,645	8,884	2,925	19,368	12,299
Cash used in acquisitions, net of cash acquired	(27)	(2,490)	-	(2,517)	-
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	40	-	-	60	1,363
Net sale (purchase) of land, buildings and equipment	(66)	(26)	(75)	201	(170)
	(2,460)	(1,482)	(1,775)	(1,965)	(7,383)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	65	(147)	43	(51)	55
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(767)	592	558	(60)	447
Cash and non-interest-bearing deposits with banks at beginning of period	4,207	3,615	2,942	3,500	3,053
Cash and non-interest-bearing deposits with banks at end of period (4)	$3,440	$4,207	$3,500	$3,440	$3,500
Cash interest paid	$1,209	$1,262	$811	$4,526	$3,798
Cash interest received	3,491	3,309	2,770	12,611	10,961
Cash dividends received	191	264	296	949	1,033
Cash income taxes paid	293	1,448	187	2,204	730
(1)	Includes the results of CIBC Bank USA following the completion of the acquisition on June 23, 2017. See Note 3 of the 2017 Annual Report for additional details.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Includes restricted balance of $436 million (July 31, 2017: $420 million; October 31, 2016: $422 million).

CIBC Fourth Quarter 2017 News Release	11

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

The following table provides a quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For a more detailed discussion and for an annual reconciliation of non-GAAP to GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2017 Annual Report.

			As at or for the three months ended			As at or for the twelve months ended
$ millions			2017 Oct. 31	2017 Jul. 31 (1)	2016 Oct. 31	2017 Oct. 31	2016 Oct. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A		$1,135	$1,084	$917	$4,647	$4,237
After-tax impact of items of note (2)			99	69	110	(53)	(191)
Adjusted net income attributable to common shareholders (3)	B		$1,234	$1,153	$1,027	$4,594	$4,046
Diluted weighted-average common shares outstanding (thousands)	C		438,556	416,385	395,750	413,563	395,919
Reported diluted EPS ($)	A/C		$2.59	$2.60	$2.32	$11.24	$10.70
Adjusted diluted EPS ($) (3)	B/C		2.81	2.77	2.60	11.11	10.22
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D		$28,471	$26,447	$21,763	$25,393	$21,275
Reported return on common shareholders’ equity	A/D	(4)	15.8%	16.3%	16.8%	18.3%	19.9%
Adjusted return on common shareholders’ equity (3)	B/D	(4)	17.2%	17.3%	18.8%	18.1%	19.0%

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	(1)	Capital Markets	Corporate and Other	CIBC Total

Oct. 31	Reported net income (loss)	$ 551	$ 287	$ 107		$222	$(3)	$1,164
2017	After-tax impact of items of note (2)	72	1	12		-	14	99

	Adjusted net income (3)	$ 623	$ 288	$ 119		$222	$11	$1,263

Jul. 31	Reported net income (loss)	$ 561	$ 291	$ 41		$252	$(48)	$1,097
2017 (5)	After-tax impact of items of note (2)	1	-	4		-	64	69

	Adjusted net income (3)	$ 562	$ 291	$ 45		$252	$16	$1,166

Oct. 31	Reported net income (loss)	$ 559	$ 254	$ 23		$255	$(160)	$931
2016 (5)	After-tax impact of items of note (2)	1	-	1		7	101	110

	Adjusted net income (loss) (3)	$ 560	$ 254	$ 24		$262	$(59)	$1,041

$ millions, for the twelve months ended

Oct. 31	Reported net income (loss)	$ 2,420	$ 1,138	$ 203		$1,090	$(133)	$4,718
2017	After-tax impact of items of note (2)	(170)	1	19		-	97	(53)

	Adjusted net income (loss) (3)	$ 2,250	$ 1,139	$ 222		$1,090	$(36)	$4,665

Oct. 31	Reported net income	$ 2,160	$ 991	$ 87		$992	$65	$4,295
2016 (5)	After-tax impact of items of note (2)	(25)	2	6		28	(202)	(191)

	Adjusted net income (loss) (3)	$ 2,135	$ 993	$ 93		$1,020	$(137)	$4,104

(1)	Includes the results of CIBC Bank USA following the completion of the acquisition on June 23, 2017. The results of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU. See the “Significant events” section of the 2017 Annual Report for additional details.
(2)	Reflects impact of items of note under the “Financial results” section of the 2017 Annual Report.
(3)	Non-GAAP measure.
(4)	Annualized.
(5)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the 2017 Annual Report for additional details.

CIBC Fourth Quarter 2017 News Release	12

Items of note

	For the three months ended			For the twelve months ended
$ millions	2017 Oct. 31	2017 Jul. 31	2016 Oct. 31	2017 Oct. 31	2016 Oct. 31
Gain on the sale and lease back of certain retail properties	$-	$-	$-	$(299)	$-
Gain, net of related transaction costs, on the sale of our minority investment in ACI	-	-	-	-	(428)
Gain, net of related transaction and severance costs, on the sale of a processing centre	-	-	-	-	(53)
Loss (income) from the structured credit run-off business	-	-	9	-	(3)
Amortization of intangible assets	19	10	7	41	30
Fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial	98	-	-	98	-
Transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisition of The PrivateBank and Geneva Advisors (1)	46	38	-	104	-
Increase in legal provisions	-	45	-	45	77
Increase (decrease) in collective allowance recognized in Corporate and Other (2)	(18)	-	-	(18)	109
Loan losses in our exited European leveraged finance portfolio	-	-	-	-	40
Restructuring charges primarily relating to employee severance	-	-	134	-	134
Pre-tax impact of items of note on net income	145	93	150	(29)	(94)
Income tax impact on above items of note	(46)	(24)	(40)	(24)	(52)
Income tax recovery due to the settlement of transfer pricing-related matters	-	-	-	-	(30)
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	-	-	-	-	(15)
After-tax impact of items of note on net income	$99	$69	$110	$(53)	$(191)
(1)	Transaction costs include legal and other advisory fees, as well as financing costs associated with: (i) pre-funding the cash component of the merger consideration; (ii) interest incurred on the obligation payable to dissenting shareholders; and (iii) changes in the fair value of contingent consideration on the Geneva Advisors acquisition. Integration costs are comprised of direct and incremental costs incurred as part of planning for integrating the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, as well as the collective allowance established for new loan originations and renewals of acquired loans.
(2)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; (iii) net write-offs for the cards portfolio; and (iv) the collective allowance related to CIBC Bank USA, which are all reported in the respective SBUs.

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2017.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 6557163#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 8500566#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html

Details of CIBC’s 2017 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 7670974#) and French (514-861-2272 or 1-800-408-3053, passcode 4687756#) until 11:59 p.m. (ET) December 7, 2017. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations:
Amy South, SVP	416-594-7386	amy.south@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Inquiries:
Erica Belling	416-594-7251	erica.belling@cibc.com
Caroline Van Hasselt	416-784-6699	caroline.vanhasselt@cibc.com

The information below forms a part of this press release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

CIBC Fourth Quarter 2017 News Release	13

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2017 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2018” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2018 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2018” section of our 2017 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Fourth Quarter 2017 News Release	14